Exhibit 99.3

Press Release

Foz do Amazonas: Total’s statement

Paris, May 04, 2018 – Total operates five blocks in the Foz do Amazonas basin (referenced as FZA-M-57, FZA-M-86, FZA-M-88, FZA-M-125 and FZA-M-127) located around 120 km offshore Brazil.

During its current expedition in the North of Brazil with the vessel Esperanza, the NGO Greenpeace went to the border limits of block FZA-M-86 (see map). The NGO states it has found rhodolith beds within the area that it surveyed at a water depth of around 180m.

Total confirms that no biogenic formation was identified in Block FZA-M-57. The planned exploration well in Block FZA-M-57 (ca1800m water depth) will be 28 km away from the rodholith beds previously identified and 34 km away from the location where the NGO would have found rhodoliths more recently.

Total reaffirms that it operates in stringent compliance with the applicable legislation and applies E&P industry best practices in safety, well design, drilling and environmental protection.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.